A/B 3/3

08026377

SECU... ...SSION

Washington, D.C. 20549

SEC Mail Processing Section

FEB 27 2008

Washington, DC 103

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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OMB Number:	3235-0123
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SEC FILE NUMBER
8- 67477

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Allen, Mooney & Barnes Brokerage Services, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 S. Madison Street
(No. and Street)

Thomasville (City) Georgia (State) 31792 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sylvia L. Dillinger 229-226-5057
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D.A. Holley & Co., P.A.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place (Address) Tallahassee (City) Florida (State) 32308 (Zip Code)

PROCESSED

MAR 05 2008

THOMSON FINANCIAL

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

TA 3/4

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard G Mooney III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Allen, Mooney & Barnes Brokerage Services, LLC, as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Partner

Title

Notary Public

MEGAN LEIGH BROWN NOTARY EXPIRES GEORGIA FEB. 8, 2011 PUBLIC THOMAS COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. - cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. - N/A - there are none
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- * ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. - Not required
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not applicable: Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii).

ALLEN, MOONEY & BARNES
BROKERAGE SERVICES, LLC

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2007

CONTENTS

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)

HARRY A. MULLIKIN, JR., C.P.A.
CHARLES W. PENNINGTON, C.P.A.
JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
DONNA S. BERGERON, C.P.A.
JOAN S. MCINTYRE, C.P.A.

JAMES D. A. HOLLEY & CO., P.A.
CERTIFIED PUBLIC ACCOUNTANTS

2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308

TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

MEMBERS

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
CENTER FOR PUBLIC COMPANY AUDIT FIRMS
PUBLIC COMPANY ACCOUNTING OVERSIGHT BOARD
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Allen, Mooney & Barnes Brokerage Services, LLC
Thomasville, Georgia

We have audited the accompanying statement of financial condition of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2007, and the related statements of income, changes in member's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allen, Mooney & Barnes Brokerage Services, LLC as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 7 through 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D.A. Holley & Co., P.A.

February 20, 2008

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2007

ASSETS

Current assets:	
Cash - checking account	$ 126,236
Cash - interest bearing	267,251
Commissions receivable	7,400
Other receivables	60,930
	$ 461,817

LIABILITIES AND MEMBER'S EQUITY

Current liabilities:	
Accounts payable	$ 9,327
Member's equity	452,490
	$ 461,817

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF INCOME
For the year ended December 31, 2007

Income:	
Commissions and fees	$ 932,402
Interest	13,508
NASD special member payment	35,000
	980,910
Expenses:	
Management and administrative services	676,715
Clearing costs	153,373
Licenses and registrations	26,303
Referral fees	1,657
Other expenses	105
	858,153
Net income	$ 122,757

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the year ended December 31, 2007

	Member's Equity
Balance, December 31, 2006	$ 329,733
Net income	122,757
Balance, December 31, 2007	$ 452,490

The accompanying notes are an integral part of these financial statements.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
STATEMENT OF CASH FLOWS
For the year ended December 31, 2007

Cash flows from operating activities:	
Net income	$ 122,757
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in receivables	(68,330)
Increase in payables	1,693
Net cash provided by operating activities	56,120
Cash and cash equivalents at beginning of year	337,367
Cash and cash equivalents at end of year	$ 393,487

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Operations

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), and in twenty four U.S. states. It has offices in Thomasville, Georgia and Tallahassee, Florida. It is a limited liability company formed November 9, 2000 and is wholly owned by FAIM Investments, LLC. The Company was approved by the SEC and FINRA on March 29, 2007.

The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in checking and money market accounts at a commercial bank. The balances of these accounts, from time to time, exceed the federally insured limits. The Company believes it is not exposed to any significant credit risk on these accounts. Cash also includes an interest bearing clearing deposit with its clearing agent, Raymond James & Associates, Inc.

Receivables

Receivables include commissions which are amounts due for securities trades from the Company's clearing broker-dealer. An allowance for uncollectible accounts has not been established because these receivables were all current and collected after year end. Other receivables include accrued earnings on cash balances and margin loans.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. INCOME TAXES

The Company is included in the consolidated income tax returns filed by the parent company, FAIM Investments, LLC. As a limited liability company, taxable income or loss flows through to the members on their individual tax returns rather than at the corporate level.

3. RELATED PARTY TRANSACTIONS

The Company and Allen, Mooney & Barnes Investment Advisors, LLC (AMBIA), which is also wholly owned by FAIM Investments, LLC, have an expense sharing agreement for the year 2007. The agreement is for AMBIA to provide management and administrative services to the Company at a cost of $94,000 per month once the broker-dealer business became fully operational. The services provided by AMBIA include payroll, professional fees, information services, occupancy expenses, advertising, travel, and general office expenses. The total paid for these services in 2007 was $676,715.

The Company's clearing agent, Raymond James & Associates, Inc., also provides investments services to AMBIA. At year end, the Company owed AMBIA $5,093 for investment advisory fees that were received through the clearing agent for AMBIA.

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
December 31, 2007

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 452,490
Deduct ownership equity not allowable for net capital		———
Total ownership equity qualified for net capital		452,490
Additions:		
None		
Deductions:		
Total non-allowable assets		60,930
Net capital before haircuts on securities positions		391,560
Haircuts on securities - none		———
Net capital		$ 391,560

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 391,560
Minimum net capital required	$ 1,166	
Minimum dollar net capital requirement	$ 100,000	
Net capital requirement		100,000
Excess net capital		$ 291,560
Excess net capital at 1,000%		$ 390,627

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 9,327
Percent of aggregate indebtedness to net capital	2%

ALLEN, MOONEY & BARNES BROKERAGE SERVICES, LLC
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2007

Net capital - unaudited Form X-17A-5, Part IIA	$ 391,560
Reconciling items – none	-
Net capital - audited	$ 391,560

SUPPLEMENTAL REPORT

Our examination of Allen, Mooney & Barnes Brokerage Services, LLC as of and for the year ended December 31, 2007 disclosed no material inadequacies.

James D. A. Holley & Co., P.A.

February 20, 2008

END